SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 1, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:    Sven Hindrikes Appointed President and CEO of Swedish Match

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: June 1, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY             Stockholmsbörsen: SWMA

PRESS RELEASE

1 June, 2004

Sven Hindrikes Appointed President and CEO of Swedish Match

Sven Hindrikes has been appointed President and CEO of the Swedish Match Group as of today.

Sven Hindrikes joined Swedish Match as CFO in June 1998 and was appointed Executive Vice President in December 1999. He has served as Acting President and CEO since March 19, 2004. Prior to his career within Swedish Match Sven Hindrikes held a number of positions within ABB in Canada and Mexico before moving back to Sweden in 1994. Sven Hindrikes, who is 54 years old, has a Master of Business Administration from Stockholm School of Economics.

“Sven Hindrikes has done an excellent job as CFO at Swedish Match,” says Bernt Magnusson, Chairman of the Board of Directors. “That in combination with the way he has taken on his responsibilities as Acting President and CEO really does not call for any further delay with this appointment. Sven knows the business, the market and the people of Swedish Match and they all know and respect him. The Board is convinced that Sven will do an equally excellent job as President and CEO and are looking forward to working with him in his new capacity to develop and grow the business of Swedish Match,” concludes Bernt Magnusson.

Sven Hindrikes will receive a fixed annual salary of 5 500 000 SEK. In addition he may receive a bonus corresponding to not more than 35 % of his fixed salary. He will also be eligible for the option program, which was recently determined by the shareholders at the AGM. Termination of employment calls for six months’ mutual notice from either party. If the company terminates the employment, severance pay may be payable for a maximum of 18 months after termination of the employment. Sven Hindrikes is entitled to pension from the age of 62 and the company will pay an annual premium to a defined contribution plan for that part of his fixed base salary that is not covered by the so called ITP plan. The premium is 40 % of the fixed annual salary above 30 income base amounts.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,032 MSEK in 140 countries for the twelve month period ending March 31, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Bernt Magnusson, Chairman

Office +46 8 788 25 00, Mobile +46 70 209 69 51

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64